SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                          Report of a Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                        For the month of December 2002

                             Completel Europe N.V.

                          Blaak 16, 3011 TA Rotterdam
                                The Netherlands
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F    |X|       Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes __           No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit

99.1 "M. Jean-Marie Descarpentries, M. Duncan Lewis, M. Jean-Pierre Vandromme, M. Dominique Vignon join the Supervisory Board of Completel", dated December 16, 2002.

"Safe Harbour" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may constitute forward-looking statements. These forward-looking statements are identified by their use of such words as "believes," "anticipates," "should," "may," "expects" and similar expressions. Such statements are based on the current expectations and assumptions of the management of Completel only, and Completel does not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause Completel's actual future results, performance and achievements to differ materially from those forecasted or suggested in this document. Such factors include, but are not limited to: (a) decline in demand for Completel's telecommunications services; (b) pricing pressures from Completel's direct competitors as well as from providers of alternative services; (c) failures, shutdowns or service disturbances with respect to Completel's networks; (d) unforeseen delays or increased expenditures incurred in the buildout of Completel's networks; (e) Completel's inability to develop and maintain efficient operations support; and (f) regulatory developments in Europe adverse to Completel or difficulties of Completel in maintaining necessary telecommunications licenses or other governmental approvals.


                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Completel Europe N.V.

Date: December 19, 2002                         By: /x/ Alexandre Westphalen
                                                    Alexandre Westphalen
                                                    VP- Finance